## UNITED STATES OF AMERICA
### Before the
### SECURITIES AND EXCHANGE COMMISSION

**SECURITIES EXCHANGE ACT OF 1934**
**Release No. 55516 / March 23, 2007**

**ADMINISTRATIVE PROCEEDING**
**File No. 3-12598**

| | |
|---|---|
| **In the Matter of**<br><br>    **ONE PRICE CLOTHING<br>    STORES, INC.**<br><br>**Respondent.** | **ORDER INSTITUTING PROCEEDINGS, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934** |

**I.**

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against One Price Clothing Stores, Inc. ("One Price" or "Respondent").

**II.**

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer"), which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

**III.**

On the basis of this Order and Respondent's Offer, the Commission finds that:

A.        One Price is a Delaware corporation headquartered in Duncan, South Carolina. Until February 2004, One Price operated a chain of discount retail clothing stores.  On February 9, 2004, One Price filed a voluntary Chapter 11 bankruptcy petition in the Southern District of New York.  On March 23, 2005, the bankruptcy case was converted into a Chapter 7 case.

B.        The common stock of One Price has been registered under Section 12(g) of the Exchange Act since June 1987.  Until June 24, 2003, One Price stock was listed and traded on Nasdaq.  It is currently quoted on the "Pink Sheets" disseminated by Pink Sheets LLC.

C.        One Price has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission in that it has not filed an Annual Report on Form 10-K since May 23, 2003, or periodic or quarterly reports on Form 10-Q for any fiscal period subsequent to its fiscal quarter ending November 1, 2003.

**IV.**

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder.  No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Repondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.


Nancy M. Morris
Secretary

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